UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
Satyam Computer Services Limited
(Name of Subject Company)
Satyam Computer Services Limited
(Names of Persons Filing Statement)
Equity shares, par value Rs. 2.0 per share
(Title of Class of Securities)
CUSIP Number for Equity Shares: Y7530Q141;
CUSIP Number for American Depositary Shares: 804098101
(CUSIP Number of Class of Securities)
Mr. G. Jayaraman
Company Secretary
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
+(91) 40 3063 6363
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Set forth below is a press release issued by Satyam Computer Services Limited (the “Company”) on May 5, 2009 and furnished to the Securities and Exchange Commission on Form 6-K on May 5, 2009.
Additional Information
     This Schedule 14D-9 relates to the planned cash tender offer by Venturbay Consultants Private Limited, a subsidiary of Tech Mahindra Limited, to acquire a minimum of 20% of the share capital of the Company, as required by the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Public offer”). At the time the Public Offer is commenced, the Company intends to file with the Securities and Exchange Commission (“SEC”) a Solicitation/Recommendation statement on Schedule 14D-9 (“Schedule 14D-9”) with respect to the Public Offer. Investors, Company shareholders and holders of the Company’s American Depositary Shares are strongly encouraged to read the Schedule 14D-9 when it becomes available because it will contain important information. Documents filed with the SEC will be available for no charge on the SEC’s website at www.sec.gov. The Schedule 14D-9 will be available for no charge on the Company’s website at www.satyam.com and will also be available without charge by sending an e-mail to Investorservices@satyam.com, attention: Mr. G. Jayaraman, Company Secretary.
Satyam allots shares to Venturbay
Hyderabad, 5 May 2009: Satyam Computer Services Ltd. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”), announced today that Venturbay Consultants Private Limited (“Venturbay”), a subsidiary controlled by Tech Mahindra Limited (“Tech Mahindra”) had been allotted 30,27,64,327 (Thirty Crores Twenty Seven Lakhs Sixty Four Thousand Three Hundred and Twenty Seven Only) shares of the Company (the “Initial Shares”), or thirty one percent (31%) of the share capital of the Company after giving effect to the issuance of the Initial Shares (the “Enhanced Share Capital”).
As stated in the press release dated 20 April 2009, Venturbay had deposited into escrow, Rs. 17,56,03,30,966 (approximately US$ 351 million based on an exchange rate of Rs. 50 to US$1) (the “Funds”) being the subscription amount for the Initial Shares. Since the conditions precedent to the allotment of the Initial Shares have now been satisfied by the parties, the Funds have been released from the escrow account to the Company’s account. The Company expects to use the Funds for general corporate purposes, including repayment of certain existing loans.
As stated in the press release dated 13 April 2009, under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, Venturbay will be required to make a mandatory cash tender offer to acquire an additional minimum of 20% of the Enhanced Share Capital and convertible instruments (the “Public Offer”) at a minimum price of Rs. 58 per share (or approximately US$ 1.16 per share based on the exchange rate of Rs. 50 to US$1). If, upon closing of the Public Offer, Venturbay will have acquired less than 51% of the Enhanced Share Capital pursuant to the Preferential Allotment and the Public Offer, Venturbay will have the option to subscribe to additional newly issued shares (the “Additional Shares”) of the Company (the “Subsequent Preferential Allotment”), such that the shares acquired through the Preferential Allotment, the Public Offer and the Subsequent Preferential Allotment, if any, will be not more than 51% of the Enhanced Share Capital after giving effect to the issuance of the Additional Shares.

The Initial Shares and the shares acquired by Venturbay in the Public Offer and the Additional Shares, if any, shall be locked-in for a period of three (3) years from the date of allotment or acquisition, as the case may be.
Additional Information
In connection with the contemplated Public Offer, the Company expects to file a solicitation/recommendation statement on Schedule 14D-9 (“Schedule 14D-9”) with the United States Securities and Exchange Commission (“SEC”). Investors, Company shareholders and holders of the Company’s American Depositary Shares are strongly encouraged to read the Schedule 14D-9 when it becomes available because it will contain important information. Documents filed with the SEC will be available for no charge on the SEC’s website at www.sec.gov. The Schedule 14D-9 will be available for no charge on the Company’s website at www.satyam.com and will also be available without charge by sending an e-mail to Investorservices@satyam.com, attention: Mr. G. Jayaraman, Company Secretary.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.
Cautionary Statement for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein, including statements regarding the making and consummation of the Public Offer, the price or amount of shares being sought in the Public Offer, whether a Subsequent Preferential Allotment will be necessary, and the use of the proceeds from the sale by the Company of the Initial Shares, are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.